Exhibit 1.2

November 18, 2020

J.H. Herlocker, III

Chairman, President, & CEO

Mineola Community Bank, SSB

215 West Broad

P.O. Box 410

Mineola, TX 75773

Dear Mr. Herlocker:

Performance Trust Capital Partners, LLC ("PTCP") is pleased to act as Stock Information Center Manager for Mineola Community Bank, SSB (the "Bank") and its proposed parent company ("Mineola Community Financial Group, Inc.") (the “Company”) in connection with the offer and sale of certain shares of the common stock of the Company to the Bank's eligible account holders in a Subscription Offering and, under certain circumstances, to members of the Bank's community in a direct Community Offering and to the general public in a Syndicated Community Offering (collectively, the "Offering") pursuant to the terms of a Plan of Conversion to be adopted by Mineola Community Mutual Holding Company (the “MHC”) (the "Plan") pursuant to which the MHC will convert from a mutual holding company to a stock holding company. This letter agreement is to confirm the terms and conditions of our engagement (the "Agreement").

SERVICES AND FEES

In our role as Stock Information Center Manager, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request:

•	Coordinate data processing services necessary to process stock orders received in the Offering and determine votes eligible to be cast at the MHC’s special meeting of members;

•	Coordinating vote solicitation and the MHC’s special meeting of members;

•	Design of the stock order forms;

•	Organization and supervision of the Stock Information Center; and

•	Employee training.

For its services hereunder, the Company agrees to pay PTCP a fee of $20,000. This fee is based upon the requirements of current regulations and the Plan as currently contemplated. Any unusual or additional items or duplication of service required as a result of a material change in the regulations or the Plan or a material delay or other similar events may result in extra charges that will be covered in a separate agreement if and when they occur and shall not exceed $5,000. The Company will inform PTCP within a reasonable period of time of any changes in the Plan that require changes in PTCP's services.

All fees under this Agreement shall be payable in cash, as follows: (a) $10,000 payable upon execution of this Agreement, which shall be non-refundable; and (b) the balance upon the closing of the Offering.

COSTS AND EXPENSES

It is understood that all expenses associated with the operation of the Stock Information Center will be borne by the Company. The Company also agrees to reimburse PTCP, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, travel, lodging, food, telephone, postage, communications and other similar expenses, up to a maximum of $15,000; provided, however, that PTCP shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this Agreement.

RELIANCE ON INFORMATION PROVIDED

The Company will provide PTCP with such information as PTCP may reasonably require to carry out its duties hereunder. The Company recognizes and confirms that PTCP (a) will use and rely on such information in performing the services contemplated by this Agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information.

LIMITATIONS

PTCP, as Stock Information Center Manager hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or statements of ownership or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the Offering; (c) shall not be liable to any person or entity, including the Company, by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it (as provided for in the Indemnification section below); and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

Anything in this Agreement to the contrary notwithstanding, in no event shall PTCP be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if PTCP has been advised of the likelihood of such loss or damage and regardless of the form of action.

INDEMNIFICATION

In connection with PTCP's engagement to advise and assist the Company as provided herein, each of the MHC, the Bank and the Company agrees to indemnify and hold PTCP and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (PTCP and each such person being an "Indemnified Party") harmless, to the fullest extent permitted by law, from and against any and all losses, direct or class action claims, damages, costs and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of PTCP's role as Stock Information Center Manager or the Offering or the engagement of PTCP pursuant to, or the performance by PTCP of the services contemplated by, this Agreement, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses and costs of production or response) as they are incurred, including expenses incurred in connection with the investigation, responding, preparation for or defense of any pending or threatened regulatory inquiry, subpoena or discovery response, claim or any action or other proceeding arising therefrom, whether or not in connection with pending or threatened litigation in which Indemnified Party is a party or inquiry of which Indemnified Party is subject; provided, however, that neither the MHC, the Bank, nor the Company will be liable in any such case to the extent that any such loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from PTCP's bad faith, gross negligence, or intentional misconduct.

If the foregoing indemnification is judicially determined to be unavailable for any reason, then, in lieu of indemnifying such Indemnified Party, the Company agrees to contribute to such losses, claims, damages, costs, liabilities and expenses (a) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and PTCP, on the other hand, of the engagement provided for in this Agreement or (b) if the allocation provided for in clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of the Company and PTCP, as well as any other relevant equitable consideration; provided, however, in no event shall PTCP's aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by PTCP under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to PTCP of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company or the Company's members or other stakeholders, as the case may be, in the Offering that are the subject of the engagement hereunder, whether or not any such Offering is consummated, bears to (b) the fees paid or to be paid to PTCP under this Agreement.

The Company agrees to notify PTCP promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this Agreement. The Company will not, without PTCP's prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Party is an actual or potential party thereto, unless such settlement, compromise, consent or termination (a) includes an explicit and unconditional release of each Indemnified Party from any liabilities arising out of such claim, action or proceeding and (b) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

CONFIDENTIALITY

Except as authorized by the Company or as required by law, regulation, legal process or order of any court or governmental or regulatory authority, PTCP agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that PTCP may disclose such information to its employees, agents and advisors who are assisting or advising PTCP in performing its services hereunder and who have been directed to comply with the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by PTCP in breach of the confidentiality obligations contained herein, (b) was available to PTCP on a non-confidential basis prior to its disclosure to PTCP by the Company, (c) becomes available to PTCP on a non-confidential basis from a person other than the Company who is not otherwise known to PTCP to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation owed to the Company, or (d) is independently developed by PTCP without use of or reference to the Confidential Information disclosed hereunder.

Upon the written request of the Company, PTCP will promptly, but in any event within ten (10) business days after receipt of such request, return, destroy (to the extent technically practicable) or cause the return or destruction of all Confidential Information in written form or set forth in other tangible media provided to it by or on behalf of the Company (in each case including all copies); provided however, that nothing herein will be construed to limit PTCP’s ability to retain archival copies of Confidential Information as may be required to fulfill its legal and regulatory obligations and its compliance and recordkeeping obligations policies or procedures. Any destruction of materials shall be verified promptly to the Company by PTCP in writing. Any Confidential Information that has not been returned or destroyed, including, without limitation, archival copies and any oral Confidential Information, shall remain subject to the confidentiality obligations set forth in this letter agreement.

If PTCP is requested or required under applicable law or by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other legally binding process, to disclose any Confidential Information relating to the Company, it is agreed that PTCP (if legally permitted to do so) will provide the Company with prompt notice of any such request or requirement (written, if practical) and otherwise provide reasonable cooperation the Company (at the Company’s expense) in order to enable the Company to seek an appropriate protective order or other appropriate remedy or to waive compliance with the confidentiality provisions of this letter agreement. Notwithstanding the foregoing, no such notice shall be required in the case of a routine audit or regulatory or administrative review of PTCP not specifically related to the Company. In the event that such protective order or other remedy is not obtained, or that the Company grants a waiver as provided hereby, PTCP may furnish that portion (and only that portion) of the Confidential Information, which it is legally compelled to disclose and with respect to which it agrees to exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information by the receiving party compelling such disclosure. In any event, PTCP will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

MISCELLANEOUS

The following addresses shall be sufficient for written notices to each other:

If to you:	Mineola Community Bank, SSB
215 West Broad
P.O. Box 410
Mineola, TX 75773
Attention: J.H. Herlocker, III

If to us:	Performance Trust Capital Partners, LLC
500 W. Madison Street, Suite 450
Chicago, IL 60661
Attention: General Counsel

This Agreement and appendix hereto constitute the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement is governed by the laws of the State of Texas.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to PTCP the duplicate copy of this Agreement enclosed herewith.

Very truly yours,

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:	/s/ Dan Bass
Dan Bass
Managing Director – Investment Banking

Accepted and agreed to as of the date first above written:

MINEOLA COMMUNITY BANK, SSB

By:	/s/ J.H. Herlocker, III
J.H. Herlocker, III
Chairman, President, & CEO